EXHIBIT 99.1

O2Micro Reports Fourth Quarter 2020 Financial Results

GEORGE TOWN, Grand Cayman, Feb. 05, 2021 (GLOBE NEWSWIRE) --

Operational Highlights:

  2020 Q4 revenue was $23.2 million, and within the guidance provided on October 30th, 2020.

  Revenue increased 30% compared to the same quarter in 2019.

  GAAP net income was $0.14 per fully diluted ADS, up from $0.07 per ADS, for the same quarter a year ago.

  O2Micro expects first quarter 2021 revenue to be in the range of $22.3 million to $24.6 million. This is an increase of 43% to 58% when compared to the first quarter of 2020.

O2Micro® International Limited (NASDAQ: OIIM)(“O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the Fourth Quarter ending December 31st, 2020.

Financial Highlights for the Fourth Quarter ending December 31st, 2020:
O2Micro reported fourth quarter 2020 revenue of $23.2 million. Revenue was up 30% from the same quarter in the previous year. The gross margin in the fourth quarter of 2020 was 51.3%, which was down from 56.7% in the same quarter of 2019. During the fourth quarter of 2020, the company recorded total GAAP operating expenses of $8.3 million and was down from $9.2 million in the fourth quarter of 2019. The GAAP operating margins for the fourth quarter of 2020 was 15.7 % compared to 5.2% in the fourth quarter of 2019. The Company reported 2020 Q4 GAAP net income of $4.4 million, or $0.14 per fully diluted ADS, compared to a GAAP net income of $1.8 million, or $0.07 per ADS in the comparable quarter of 2019.

Supplementary Data:
The Company ended the fourth quarter of 2020 with $47.8 million in unrestricted cash and short-term investments or $1.76 per outstanding ADS, along with 303 employees worldwide of which 171 are engineers.

Management Commentary:
"O2Micro continued our growth momentum into Q4 with a 30% revenue increase over the same quarter in 2019, a net income of $4.4 million and an 18.8% profit margin (GAAP), compared to net income of $1.8 million and 10% profit margin in the fourth quarter of 2019. Strong rising demand for backlighting products for monitors, televisions, notebooks, and tablets continued their upward trend through Q4, while revenue from our battery products also grew strongly across all sectors as our proprietary mixed signal designs enriched cordless appliances, UPS, energy storage, transportation, and power tools. Strong overall market acceptance has resulted in additional Top Tier and OEM manufacturers choosing O2Micro Integrated circuits.” said Sterling Du, O2Micro’s Chairman and CEO. “These factors, along with continued management of operational costs, shows confidence that our business fundamentals are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its third quarter conference call on Friday February 5th, 2021, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 5315627
Participants, Int'l Toll: +1 323-289-6576
Participants, US/CAN: 800-437-2398

The Call-in Audio Replay will be available following the call from February 5th, 2021, 12:00PM Eastern Time (US & Canada) through February 19th, 2021, 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6Vklla3JjZi9iQ2dWSzBBRG14aDdzUk81NFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlR5Q1VVNG9sVE9GOHVxRHl2eVFIMmlnPT0=
An online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)	(Audited)
OPERATING REVENUES	$23,235	$17,861	$78,335	$60,928

COST OF REVENUES	11,317	7,727	37,951	28,960

GROSS PROFIT	11,918	10,134	40,384	31,968

OPERATING EXPENSES
Research and development (1)	3,881	4,382	17,119	19,065
Selling, general and administrative (1)	4,385	4,828	17,742	19,286

Total Operating Expenses	8,266	9,210	34,861	38,351

INCOME (LOSS) FROM OPERATIONS	3,652	924	5,523	(6,383)

NON-OPERATING INCOME
Interest income	70	216	506	543
Net gain (loss) recognized on long-term investments	133	245	(79)	788
Foreign exchange loss - net	(54)	(79)	(238)	(162)
Gain on sale of real estate	-	500	-	500
Government grants	666	129	817	204
Other - net	105	102	535	642
Total Non-operating Income	920	1,113	1,541	2,515

INCOME (LOSS) BEFORE INCOME TAX	4,572	2,037	7,064	(3,868)

INCOME TAX EXPENSE	215	250	937	1,171

NET INCOME (LOSS)	4,357	1,787	6,127	(5,039)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	588	356	1,082	(85)
Unrealized pension gain	3	61	4	65
Total Other Comprehensive Income (Loss)	591	417	1,086	(20)

COMPREHENSIVE INCOME (LOSS)	$4,948	$2,204	$7,213	$(5,059)

EARNINGS (LOSS) PER ADS
Basic	$0.16	$0.07	$0.23	$(0.19)
Diluted	$0.14	$0.07	$0.21	$(0.19)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	27,161	26,347	26,978	26,321
Diluted (in thousands)	30,664	27,095	28,724	26,321

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$80	$68	$293	$272
Selling, general and administrative	$284	$310	$1,121	$1,190

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2020	2019
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$18,752	$10,696
Restricted cash	37	35
Short-term investments	29,054	35,693
Accounts receivable - net	16,430	10,335
Inventories	12,588	8,796
Prepaid expenses and other current assets	2,548	1,295
Total Current Assets	79,409	66,850

LONG-TERM INVESTMENTS	992	4,172

PROPERTY AND EQUIPMENT - NET	17,266	15,551

OTHER ASSETS	4,369	2,426

TOTAL ASSETS	$102,036	$88,999

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$7,995	$4,867
Income tax payable	272	611
Lease liabilities	865	827
Accrued expenses and other current liabilities	5,934	4,839
Total Current Liabilities	15,066	11,144

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	177	214
Deferred income tax liabilities	545	589
Lease liabilities	2,091	1,932
Other liabilities	68	65
Total Other Long-Term Liabilities	2,881	2,800

Total Liabilities	17,947	13,944

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized - 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized - 4,750,000,000 shares
Issued - 1,669,036,600 shares as of December 31, 2020 and December 31, 2019
Outstanding - 1,361,886,000 and 1,314,798,600 shares as of December 31, 2020 and
December 31, 2019, respectively	33	33
Additional paid-in capital	143,422	143,484
Accumulated deficits	(46,744)	(51,773)
Accumulated other comprehensive income	5,740	4,654
Treasury stock - 307,150,600 and 354,238,000 shares as of December 31, 2020 and
December 31, 2019, respectively	(18,362)	(21,343)
Total Shareholders’ Equity	84,089	75,055

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$102,036	$88,999

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com

Gregory Communications FCA
Joe Hassett
joeh@gregoryfca.com